UNITED STATES
                SECURITIES AND UNITED STATES EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                                     SEC FILE NUMBER 000-14747
                                                     CUSIP NUMBER 05500Q106000


(Check One):

[X] Form 10-K      [   ] Form 20-F            [   ] Form 11-K
[  ] Form 10-Q     [   ] Form N-SAR

For Period Ended: March 31, 2000

[   ] Transition Report on Form 10-K
[   ] Transition Report on Form 20-F
[   ] Transition Report on Form 11-K
[   ] Transition Report on Form 10-Q
[   ] Transition Report on Form N-SAR

For the Transition Period Ended:  Not applicable

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Full Name of Registrant: Azul Holdings Inc.

Former Name if Applicable: Xyvision, Inc.

Address of Principal Executive Office (Street and Number):

         4450 Arapahoe Avenue, Suite 100
         Boulder, CO 80303

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) [X]

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

         Since March 31, 2000, the Registrant has hired a new Chief Financial Officer, is working to complete its first audit with a new independent audit firm; and has moved its principal executive office form Massachusetts to Colorado.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

         Edward S. Wittman

         (303) 447-8584

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
[X] Yes  [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         Consolidated financial statements for the fiscal year ending March 31, 2000, are expected to reflect a slight decrease in revenues from the previous year, from $10.5 million in FY 1999 to approximately $9.5 million in FY 2000.

         Net Loss from Operations is expected to decrease to approximately $700,000 in FY 2000 from $7.2 million in FY 1999 principally due to allocation of loss to the minority interests in the Registrant's majority owned subsidiary and recognition of a gain on capital transactions of the Registrant's majority owned subsidiary.

                               Azul Holdings Inc.
                  --------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: June 30, 2000              By: /s/ Edward S. Wittman
                                     -------------------------------------------
                                     Edward S. Wittman
                                     Vice President and Chief Financial Officer